

<u>MAIL STOP 3561</u>

October 10, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Supplemental Response Letters of October 9 and October 10, 2007
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Please be advised, the Division of Market Regulation is still reviewing your responses and may have additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide a detailed legal analysis as to how the proposed transaction with Tandem may be consummated in compliance with the notice and other provisions contained in §271, *et seq.* of the Delaware General Corporation law.

Rules 10b5-1 and 10b-18

2.   As noted in our letter of September 20, 2007, we again note the proposed disclosure on page two of your October 10, 2007 letter that "certain of our officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, <u>in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum</u>... <u>Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal</u>."

Please reconcile the two proposed disclosure sentences underlined above, as well as any other inconsistent statements. It would appear that intentions to vote against the transaction would all be non-public at the time of such purchases. Please explain.

3.   We note the proposed disclosure on page three of your October 10, 2007 letter that Braesridge entered into two Rule 10b5-1 Plans and, pursuant to such plans, it agreed to purchase shares of Platinum common stock in specified daily amounts through October 30, 2007.

We also note however the statements made in your October 9, 2007 letter and the attached Exhibit A that open market purchases made by officers and directors and/or their affiliates have not been in compliance with the plans established.

Please revise your proposed disclosure to reflect the purchases not made in compliance with the provisions established by such plans and revise the proposed paragraph to discuss the ramifications of such open market purchases upon the availability of the 10b5-1 Safe Harbor for all purchases made by such officers and directors and/or their affiliates.

4.   We note the proposed disclosure on page two of your October 10, 2007 letter that "open market purchases will be made in compliance with the limitations set forth in Rule 10b-18." Please reconcile in light of the statements made in your October 9, 2007 letter that purchases made by officers and directors and/or their affiliates have not been in compliance with the limitations set forth in Rule 10b-18.

5.   Please clarify the procedure referenced in your proposed disclosure on page two of your October 10, 2007 letter whereby shares which have already been voted against the transaction may be purchased by Platinum officers and directors and/or their affiliates and then voted in favor of the transaction.

Other

6.   Please revise your proposed disclosure on page three of your October 10, 2007 letter in order to detail all the "necessary waivers" referenced therein, as well as the impact upon Mr. Kostiner's fiduciary duties resulting from the agreements with Braesridge.

7.   We note your proposed disclosure concerning the process by which the company intends to approach stockholders voting against or intending to vote against the acquisition proposal regarding the purchase of such shares. However, we believe additional disclosure is required with respect to the following items: (i) the overall intent of the company in organizing financing and supporting this process; (ii) the company's motivation or potential motivations with respect to approaching specific shareholders; (iii) the process or processes by which the company will determine which shareholders to approach regarding the purchase proposal; (iv) the person or persons who will carry out such activities on behalf of the company, their status relative to the company (shareholder, officer, director, affiliate) and the compensation to such person or persons for carrying out such activities on behalf of the company; (v) the process by which the company shall determine the consideration to be paid for the shares being purchased; (vi) the company's intentions as to its responsibility to provide disclosure concerning such activities; and (vii) whether the company has established any limitations on the amount that it is willing to pay for such purchases on an individual and aggregate basis. We may have further comment.

Closing Comments

        As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500